Exhibit 99.1

AMBRX BIOPHARMA INC.

INDEX TO CONDENSED CONSOLIDATED FINANCIAL

STATEMENTS

Page
Condensed Consolidated Balance Sheets (Unaudited)	F-2
Condensed Consolidated Statements of Operations and Comprehensive Loss (Unaudited)	F-3
Condensed Consolidated Statements of Changes in Redeemable Noncontrolling Interests, Convertible Preferred Shares and Shareholders’ Equity (Deficit) (Unaudited)	F-4
Condensed Consolidated Statements of Cash Flows (Unaudited)	F-5
Notes to Condensed Consolidated Financial Statements (Unaudited)	F-6

AMBRX BIOPHARMA INC.

CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited)

(in thousands of USD, except share and per share data)

	June 30, 2021	December 31, 2020
Assets
Current assets:
Cash and cash equivalents	$167,201	$90,462
Restricted cash	831	816
Accounts receivable, net	746	428
Prepaid expenses and other current assets	4,251	1,371

Total current assets	173,029	93,077
Property and equipment, net	968	850
Right-of-use assets	1,989	2,641
Intangible assets, net	37,337	36,829
Other long-term assets	402	624

Total assets	$213,725	$134,021

Liabilities, Redeemable Noncontrolling Interests, Convertible Preferred Shares and Shareholders’ Equity (Deficit)
Current liabilities:
Accounts payable	$3,768	$2,820
Accrued liabilities	7,732	2,375
Operating lease liabilities, current portion	1,670	1,595
Deferred revenue, current portion	4,314	6,470

Total current liabilities	17,484	13,260
Operating lease liabilities, net of current portion	740	1,598
Accrued liabilities, net of current portion	67	138
Deferred tax liabilities	880	880
Deferred revenue, net of current portion	1,757	3,261

Total liabilities	20,928	19,137
Commitments and contingencies (Note 6)
Redeemable noncontrolling interests	—	1,287
Convertible preferred shares, $0.0001 par value; no shares authorized at June 30, 2021; 217,575,009 shares authorized at December 31, 2020
Series A convertible preferred shares, no shares designated at June 30, 2021; 160,000,000 shares designated at December 31, 2020; no shares and 135,936,550 shares outstanding at June 30, 2021 and December 31, 2020, respectively; $0 and $176,396 liquidation preference at June 30, 2021 and December 31, 2020, respectively	—	157,689
Series B convertible preferred shares, no shares designated at June 30, 2021; 57,575,009 shares designated at December 31, 2020; no shares and 57,575,008 shares outstanding at June 30, 2021 and December 31, 2020, respectively; $0 and $100,000 liquidation preference at June 30, 2021 and December 31, 2020, respectively	—	95,342
Shareholders’ Equity (Deficit):
Ordinary shares, par value $0.0001; 500,000,000 and 200,000,000 shares authorized at June 30, 2021 and December 31, 2020, respectively; 244,686,437 and 170,000 shares issued and outstanding at June 30, 2021 and December 31, 2020, respectively	24	—
Additional paid-in capital	368,126	6,805
Accumulated other comprehensive loss	(790)	(686)
Accumulated deficit	(174,563)	(145,553)

Total shareholders’ equity (deficit)	192,797	(139,434)

Total liabilities, redeemable noncontrolling interests, convertible preferred shares and shareholders’ equity (deficit)	$213,725	$134,021

See accompanying notes to the condensed consolidated financial statements.

AMBRX BIOPHARMA INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (Unaudited)

(in thousands of USD, except share and per share data)

	For the Six Months Ended June 30,
	2021	2020
Revenues	$5,132	$6,480
Operating expenses:
Research and development	22,079	9,937
General and administrative	8,355	2,588

Total operating expenses	30,434	12,525

Loss from operations	(25,302)	(6,045)
Other (expense) income, net:
Interest income	—	33
Other expense, net	(13)	(26)
Change in fair value of redeemable noncontrolling interests	(3,903)	—

Total other (expense) income, net	(3,916)	7

Loss before provision for income taxes	(29,218)	(6,038)
Provision for income taxes	(1)	(1)

Net loss	(29,219)	(6,039)
Less: net loss attributable to the redeemable noncontrolling interests	209	604

Net loss attributable to Ambrx Biopharma Inc. shareholders	$(29,010)	$(5,435)

Net loss per share attributable to Ambrx Biopharma Inc. ordinary shareholders - basic and diluted	$(1.63)	$(0.04)

Weighted-average ordinary shares used to compute net loss per share attributable to ordinary shareholders basic and diluted	17,748,713	136,103,616

Other comprehensive loss, net of tax:
Net loss	$(29,219)	$(6,039)
Foreign currency translation adjustment	(18)	(43)

Comprehensive loss	(29,237)	(6,082)
Less: comprehensive loss attributable to the redeemable noncontrolling interests	208	609

Comprehensive loss attributable to Ambrx Biopharma Inc.	$(29,029)	$(5,473)

See accompanying notes to the condensed consolidated financial statements.

AMBRX BIOPHARMA INC.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN REDEEMABLE NONCONTROLLING INTERESTS, CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY (DEFICIT) (Unaudited)

(in thousands of USD, except share data)

		Series A Preferred Shares		Series B Preferred Shares
	Redeemable Noncontrolling Interests	Shares	Amount	Shares	Amount	Ordinary Shares	Par Value	Additional Paid- in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total
Balance as of January 1, 2021	$1,287	135,936,550	$157,689	57,575,008	$95,342	170,000	$—	$6,805	$(686)	$(145,553)	$(139,434)
Share-based compensation	—	—	—	—	—	—	—	8,962	—	—	8,962
Conversion of preferred shares into ordinary shares upon closing of initial public offering	—	(135,936,550)	(157,689)	(57,575,008)	(95,342)	193,511,558	19	253,012	—	—	253,031
Issuance of ordinary shares and overallotment option in an initial public offering for cash, net	—	—	—	—	—	49,000,000	5	113,149	—	—	113,154
Issuance of ordinary shares for cash	—	—	—	—	—	2,004,879	—	2,097	—	—	2,097
Accretion of redeemable noncontrolling interests (RNCI) to fair value	42,324	—	—	—	—	—	—	(42,324)	—	—	(42,324)
Reclassification of accumulated other comprehensive loss upon settlement of RNCI	—	—	—	—	—	—	—	85	(85)	—	—
Reclassify RNCI to current liability	(43,403)	—	—	—	—	—	—	—	—	—	—
Reclassify freestanding forward sale contract upon settlement of redeemable noncontrolling interests	—	—	—	—	—	—	—	26,340	—	—	26,340
Foreign currency translation adjustments	1	—	—	—	—	—	—	—	(19)	—	(19)
Net loss	(209)	—	—	—	—	—	—	—	—	(29,010)	(29,010)

Balance as of June 30, 2021	$—	—	$—	—	$—	244,686,437	$24	$368,126	$(790)	$(174,563)	$192,797

	Redeemable Noncontrolling Interests	Ordinary Shares	Par Value	Additional Paid- in-Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total
Balance as of January 1, 2020	$2,563	136,103,550	$14	$163,263	$(843)	$(129,010)	$33,424
Share-based compensation	—	—	—	562	—	—	562
Issuance of ordinary shares upon exercise of options	—	3,000	—	—	—	—	—
Foreign currency translation adjustments	(5)	—	—	—	(38)	—	(38)
Net loss	(604)	—	—	—	—	(5,435)	(5,435)

Balance as of June 30, 2020	$1,954	136,106,550	$14	$163,825	$(881)	$(134,445)	$28,513

See accompanying notes to the condensed consolidated financial statements.

AMBRX BIOPHARMA INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

(in thousands of USD)

	Six Months Ended June 30,
	2021	2020
Cash flows from operating activities:
Net loss	$(29,219)	$(6,039)
Noncash adjustments reconciling net loss to cash flows from operating activities:
Depreciation and amortization	240	250
Amortization of intangible assets	741	726
Change in fair value of redeemable noncontrolling interests	3,903	—
Noncash lease expense	739	739
Share-based compensation expense	8,962	562
Changes in operating assets and liabilities:
Accounts receivable, net	(318)	220
Prepaid and other current assets	(2,875)	389
Other assets	222	—
Accounts payable	655	(161)
Accrued liabilities	4,285	1,075
Deferred revenue	(3,660)	4,917
Operating lease liabilities	(869)	(844)

Net cash (used in) provided by operating activities	(17,194)	1,834

Cash flows from investing activities:
Purchases of property and equipment	(337)	(221)
Acquisition of intangible assets	(1,250)	—

Net cash used in investing activities	(1,587)	(221)

Cash flows from financing activities:
Proceeds from issuance of ordinary shares, net of issuance costs	116,793	—
Proceeds from payroll protection program loan	—	1,339
Payments to acquire the Shanghai noncontrolling interests	(20,966)	—
Payments of costs for the issuance of Series B preferred shares	(339)	—

Net cash provided by financing activities	95,488	1,339

Effect of exchange rate changes on cash, cash equivalents and restricted cash	47	(31)

Net increase in cash, cash equivalents and restricted cash	76,754	2,921
Cash, cash equivalents and restricted cash, beginning of period	91,278	16,263

Cash, cash equivalents and restricted cash, end of period	$168,032	$19,184

Supplemental information:
Cash paid for income taxes	$1	$1

Noncash investing and financing activities:
Deferred initial public offering costs in accounts payable and accrued liabilities	$1,542	$—

Conversion of convertible preferred shares into ordinary shares	$253,031	$—

Accretion of redeemable noncontrolling interests to fair value	$42,324	$—

Reclassification of redeemable noncontrolling interests from temporary equity to current liabilities	$43,403	$—

Reclassification of accumulated other comprehensive loss upon settlement of redeemable noncontrolling interests	$85	$—

See accompanying notes to the condensed consolidated financial statements.

AMBRX BIOPHARMA INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1.	Description of Business and Basis of Presentation

Description of Business

Ambrx Biopharma Inc. (Ambrx or the Company) is a clinical-stage biologics company focused on discovering and developing a novel class of engineered precision biologics using its proprietary expanded genetic code technology platform that allows it to incorporate, in a site-specific manner, synthetic amino acids that do not exist in nature, into proteins within living cells.

Ambrx commenced its operations in the United States in January 2003 when Ambrx Inc. (Ambrx US), was incorporated in Delaware. In May 2015, Ambrx incorporated under the laws of the Cayman Islands and has become the ultimate holding company (Ambrx Cayman) through a series of transactions. As of the date of these condensed consolidated financial statements, the Company owned 100% of Shanghai Ambrx Biomedical Co., Ltd. (Ambrx Shanghai) (see Reorganization discussion below) and Biolaxy Pharmaceutical Hong Kong Limited, a company incorporated in Hong Kong (Ambrx HK). Ambrx HK owned 100% of Ambrx US, and Ambrx US owned 100% of Ambrx Australia Pty Limited (Ambrx AU), a company incorporated in Australia. Ambrx US is based in San Diego, California.

Prior to Ambrx Shanghai becoming a wholly owned subsidiary (see Reorganization discussion below), the Company had recognized redeemable noncontrolling interests in its condensed consolidated financial statements for the 11% it did not directly own. As of June 30, 2021, the Company no longer recognizes redeemable noncontrolling interests in its condensed consolidated financial statements.

Reorganization

During the second quarter of 2021, the Company completed a reorganization of its corporate structure (the Reorganization). The Reorganization primarily related to the Company’s redeemable noncontrolling interests (RNCI), which represented the approximately 11% equity interest in the Company’s subsidiary, Ambrx Shanghai, that was not attributable, either directly or indirectly, to the Company, and was recognized separately from the Company’s controlling interest within its condensed consolidated financial statements.

In April 2021, the Company purchased all outstanding shares of Ambrx HK from Ambrx Shanghai for an aggregate purchase price of $190.0 million, through the issuance of a promissory note to Ambrx Shanghai by Ambrx for the purchase price. As a result of these common control transactions, Ambrx Shanghai and Ambrx HK both became wholly owned subsidiaries of Ambrx.

In connection with the Reorganization, the Company and the approximately 11% minority shareholders of Ambrx Shanghai (the Shanghai Shareholders) signed the Reorganization agreements dated March 23, 2021; as amended in April 2021. During the second quarter of 2021, in accordance with the Reorganization agreements, the Company (a) paid the Shanghai Shareholders an aggregate of approximately $21.0 million for the purchase of RNCI, and (b) sold to certain of the Shanghai Shareholders an aggregate of 2,004,879 ordinary shares for aggregate gross proceeds of approximately $2.1 million.

As of June 30, 2021, the remaining Shanghai Shareholders were obligated to purchase and the Company was obligated to sell an additional 18,999,753 ordinary shares for an aggregate purchase price of $18.2 million. These obligations were ultimately settled in August 2021.

Prior to the execution of the Reorganization agreements, the Company’s RNCI was classified outside of permanent equity because, upon certain contingent events that were not solely within the Company’s control, it may have been required to purchase the RNCI. Through December 31, 2020, the Company did not adjust the carrying value of the RNCI to its redemption value since a certain contingent event was not probable of occurrence. Through March 31, 2021 revenues, expenses, gains, losses, net loss and other comprehensive loss were reported in the condensed consolidated financial statements at the consolidated amounts, which included the amounts attributable to both the controlling and redeemable noncontrolling interests.

Upon execution of the Reorganization agreements, the Company’s RNCI became mandatorily redeemable as the Company became contractually obligated to purchase the RNCI. Therefore, the Company reclassified the RNCI from outside of permanent equity to a current liability upon which the RNCI was no longer subject to allocation of losses or other comprehensive losses. The Company identified two forward contracts embedded within the RNCI (the Forward Contracts). The first forward contract is the forward purchase contract for the Company to purchase all the RNCI from the Shanghai Shareholders for a fixed price of $36.7 million (the Forward Purchase Contract), and the second forward contract is the forward sale contract for the Company to sell a fixed number of ordinary shares to the Shanghai Shareholders for a fixed price of $36.0 million (the Forward Sale Contract).

The Forward Contracts were determined to be embedded in the RNCI (the Combined RNCI). Upon the execution of the Reorganization agreements, the Combined RNCI was reclassified from temporary equity to a current liability at fair value of $43.4 million in the Company’s condensed consolidated balance sheets. The initial fair value of the Combined RNCI was determined using level three inputs including equity value of the Company determined using combinations of income and market approaches and estimated expiration term. Subsequent changes in fair value of the Combined RNCI were recorded as a component of other (expense) income, net, in the condensed consolidated statements of operations and comprehensive loss until the liability was fully settled in June 2021.

In April 2021, the Company and the Shanghai Shareholders amended the Reorganization agreements to reduce the purchase price of both the Forward Purchase Contract and the Forward Sale Contract by $15.7 million (the Amendment). The Amendment resulted in a $0.3 million decrease in the fair value of the Combined RNCI liability.

During the six months ended June 30, 2021, the Company recorded a $3.9 million loss in changes in fair value associated with the Combined RNCI. Upon the $21.0 million cash settlement of the RNCI during the second quarter of 2021, the Forward Sale Contract was determined to meet the scope exception in ASC 815-10 – Derivatives and Hedging for equity classification and was determined to be an equity classified freestanding financial instrument in accordance with ASC 480 – Distinguishing Liabilities from Equity. Accordingly, the Company reclassified the fair value associated with the Forward Sale Contract of $26.3 million to additional paid-in-capital in the condensed consolidated balance sheets.

Initial Public Offering

In June 2021, the Company completed its initial public offering (the IPO) of 7,000,000 American depository shares (ADS) at an offering price of $18.00 per ADS. Each ADS represents seven ordinary shares. Proceeds from the IPO were approximately $113.2 million, net of underwriting discounts and commissions of $8.8 million and offering-related transaction costs, including direct legal, accounting and other professional fees incurred of approximately $4.0 million. In connection with the IPO, the Company’s outstanding convertible preferred shares were automatically converted into 193,511,558 ordinary shares and were reclassified into permanent shareholders’ equity. Following the IPO, there were no convertible preferred shares outstanding. As of June 30, 2021, the underwriters have an option to purchase an additional 892,831 ADS (the Remaining Overallotment Shares) at the initial offering price of $18.00 per share.

In July 2021, the underwriters exercised their overallotment option to purchase 892,831 ADS at the initial offering price of $18.00 for net proceeds to the Company of $14.9 million after underwriters’ discounts.

Basis of Presentation and Principles of Consolidation

The accompanying condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The Company’s condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation. The Company’s operating currency is the U.S. Dollar. In general, the functional currency of the Company’s subsidiaries is the U.S. Dollar; however, for Ambrx Shanghai the functional currency is the local currency. Consequently, assets and liabilities for Ambrx Shanghai are translated into U.S. Dollars, and the effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive loss within the Company’s consolidated statements of changes in redeemable noncontrolling interests, convertible preferred shares and shareholders’ equity (deficit).

Unaudited Interim Financial Information

The accompanying interim condensed consolidated financial statements are unaudited. These unaudited interim condensed consolidated financial statements have been prepared in accordance with U.S. GAAP and following the requirements of the United States Securities and Exchange Commission (SEC) for interim reporting. As permitted under those rules, certain footnotes or other financial information that are normally required by U.S. GAAP can be condensed or omitted. In management’s opinion, the unaudited interim condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, which include only normal recurring adjustments, necessary for the fair presentation of the Company’s financial position, its results of operations, equity activities and its cash flows for the periods presented. These statements do not include all disclosures required by GAAP and should be read in conjunction with the Company’s audited consolidated financial statements and accompanying notes for the fiscal year ended December 31, 2020, contained in the Company’s final prospectus dated June 17, 2021, filed by the Company with the SEC on June 21, 2021, pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended, in connection with the Company’s IPO (the Prospectus). The results for the six months ended June 30, 2021, are not necessarily indicative of the results expected for the full fiscal year or any other future interim or annual period.

Liquidity and Capital Resources

The Company has incurred net operating losses and negative cash flows from operations since its incorporation in 2015 and had an accumulated deficit of $174.6 million as of June 30, 2021. As of June 30, 2021, the Company had cash and cash equivalents of $167.2 million. Management believes its existing financial resources, plus the proceeds (approximately $14.9 million after deducting discounts) from the underwriters’ exercise of the Remaining Overallotment Shares and the proceeds (approximately $18.2 million) from the Shanghai Obligated Issuance, are sufficient to continue operating activities for at least 12 months past the issuance date of these financial statements. Future capital requirements will depend on many factors, including the timing and extent of spending on research and development activities and the market acceptance of the Company’s products, if approved.

Until such time as the Company can generate significant revenue from product sales, if ever, the Company expects to finance its operations through public or private equity or debt financings or other capital sources, which may include strategic collaborations or other arrangements with third parties. The Company may be unable to raise additional funds or enter into such other agreements or arrangements when needed on favorable terms, or at all. If the Company is unable to raise capital or enter into such agreements as and when needed, the Company may have to significantly delay, scale back or discontinue the development or commercialization of one or more of its product candidates. Insufficient liquidity may also require the Company to relinquish rights to product candidates at an earlier stage of development or on less favorable terms than the Company would otherwise choose. The Company’s ability to raise additional funds may be adversely impacted by potential worsening global economic conditions and disruptions to and volatility in the credit and financial markets in the United States and worldwide resulting from the ongoing COVID-19 pandemic and Delta variant or otherwise.

2.	Summary of Significant Accounting Policies

There have been no material changes to our significant accounting policies from those described in the Notes to the consolidated financial statements of the Company as of and for the years ended December 31, 2020 and 2019 contained in the Prospectus filed with the SEC on June 21, 2021.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the condensed consolidated financial statements and the notes thereto. Accounting estimates affecting amounts reported or disclosed in the condensed consolidated financial statements include, but are not limited to: the discount rate used in estimating the present value of the right-of-use (ROU) assets and lease liabilities, the useful lives of property and equipment and intangible assets, the recoverability of long- lived assets, estimates and assumptions used in estimating the fair value of the redeemable noncontrolling interests, clinical trial accruals, periods over which revenue should be recognized, estimates of transaction price and assumptions used in estimating the fair value of share-based compensation expense. The Company bases its estimates on historical experience and other market-specific or other relevant assumptions that it believes to be reasonable under the circumstances and adjusts when facts and circumstances dictate. The estimates are the basis for making judgments about the carrying values of assets and liabilities and to record expenses that are not readily apparent from other sources. As future events and their effects cannot be determined with precision, actual results may materially differ from those estimates or assumptions.

Risk and Uncertainties

Since December 2019, COVID-19, a novel strain of coronavirus has become a global pandemic. The virus continues to spread globally, has been declared a pandemic by the World Health Organization and has spread to over 100 countries, including the United States. The impact of this pandemic has been and will likely continue to be extensive in many aspects of society, which has resulted in and will likely continue to result in significant disruptions to the global economy, as well as businesses and capital markets around the world.

The full extent to which the COVID-19 pandemic will directly or indirectly impact the Company’s business, results of operations and financial condition, including expenses, clinical trials and research and development costs, will depend on future developments that are highly uncertain, including as a result of new information that may emerge concerning COVID-19 and the actions taken to contain or treat COVID-19, as well as the economic impact on local, regional, national and international markets.

Concentrations of Credit Risk

During the six months ended June 30, 2021, revenues from the Company’s top three customers represented 40.6%, 30.0% and 28.0% of total revenues, respectively. During the six months ended June 30, 2020, revenues from the Company’s top three customers represented 48.0%, 36.7% and 14.6% of total revenues, respectively.

As of June 30, 2021, billed accounts receivable for two customers represented 61.3% and 34.6% of total billed receivables, respectively. As of December 31, 2020, billed accounts receivable for two customers contracts represented 64.0% and 26.3% of total billed receivables, respectively.

Cash, Cash Equivalents and Restricted Cash

The following table provides a reconciliation of cash, cash equivalents and restricted cash, reported within the condensed consolidated statements of cash flows for the periods presented (in thousands):

	June 30,
	2021	2020
Cash and cash equivalents	$167,201	$18,425
Restricted cash	831	759

Total cash, cash equivalents, and restricted cash presented in the condensed consolidated statements of cash flows	$168,032	$19,184

Noncontrolling Interests

Through March 31, 2021, revenues, expenses, gains, losses, net loss and other comprehensive loss were reported in the condensed consolidated financial statements at the consolidated amounts, which included the amounts attributable to both the controlling and redeemable noncontrolling interests.

Prior to March 2021, the Company’s noncontrolling interest was redeemable and classified outside of permanent equity because upon certain contingent events not being solely within the Company’s control and it may be required to purchase the redeemable noncontrolling shareholders’ interests (RNCI). In March 2021, upon execution of the Reorganization documents, the Company’s noncontrolling interests became mandatorily redeemable with embedded derivatives and were therefore reclassified from outside of permanent equity to a current liability until settlement at which time the RNCI was no longer subject to allocation of losses or other comprehensive loss.

Net Loss Per Share Attributable to Ambrx Biopharma Inc Ordinary Shareholders

Prior to the completion of the IPO, the Company followed the two-class method when computing net loss per share attributable to Ambrx shareholders as the Company had issued Series A and Series B convertible preferred shares (Preferred Shares), which met the definition of participating securities. The Company’s Preferred Shares entitled the holders to participate in dividends, when and if declared, but did not require the holders to participate in losses of the Company. Accordingly, if the Company reported a net loss attributable to holders of the Company’s ordinary shares, net losses were not allocated to holders of the Preferred Shares. Upon closing of the Company’s IPO, all Series A and Series B convertible preferred shares converted into ordinary shares of the Company on a one-for-one basis. See the Initial Public Offering discussion within Note 1 – Description of Business and Basis of Presentation.

Basic net loss per ordinary share is calculated by dividing the net loss attributable to ordinary Ambrx shareholders by the weighted-average number of ordinary shares outstanding during the period, without consideration for potentially dilutive securities. Diluted net loss per share is computed by dividing the net loss attributable to ordinary shareholders by the weighted-average number of ordinary shares and potentially dilutive securities outstanding for the period determined using the treasury-stock and if- converted methods. For purposes of the diluted net loss per share calculation, potentially dilutive securities are excluded from the calculation of diluted net loss per share because their effect was anti-dilutive and therefore, basic and diluted net loss per share were the same for all periods presented.

Potentially dilutive securities excluded from the calculation of diluted net loss per share included options to purchase 31,496,847 and 28,723,476 ordinary shares for the six months ended June 30, 2021 and 2020, respectively.

Recent Accounting Pronouncements

Recently Adopted

Effective January 1, 2021, the Company adopted Accounting Standards Update (ASU) No. 2019-12, Income Taxes (Topic 740)—Simplifying the Accounting for Income Taxes (ASU No. 2019-12). ASU No. 2019-12 removes the exception to the incremental approach of intra-period tax allocation when there is a loss from continuing operations and income or gain from other items (for example, other comprehensive loss). The adoption of ASU No. 2019-12 did not have a material impact on the Company’s condensed consolidated financial statements.

Effective January 1, 2021, the Company early adopted ASU No. 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, using the full retrospective approach, which was part of an overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. The adoption of ASU No. 2020-06 did not have a material impact on the Company’s consolidated financial statements.

3.	Balance Sheets Details

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following (in thousands):

	June 30,	December 31,
	2021	2020
Prepaid insurance and service contracts	$3,122	$118
Prepaid research and development costs	726	508
Tax receivable	142	554
Other	261	191

Total	$4,251	$1,371

Property and Equipment, Net

Property and equipment, net consisted of the following (in thousands):

	June 30,	December 31,
	2021	2020
Laboratory equipment	$4,678	$4,345
Computers, software and office equipment	463	438
Leasehold improvements	295	295
Office furniture and fixtures	88	88

	5,524	5,166
Accumulated depreciation and amortization	(4,556)	(4,316)

Total	$968	$850

Depreciation and amortization expense for property and equipment is disclosed on the condensed consolidated statements of cash flows.

Accrued Liabilities

Accrued liabilities consisted of the following (in thousands):

	June 30,	December 31,
	2021	2020
Accrued compensation	$2,129	$790
Accrued research and development costs	3,092	250
Accrued audit and tax fees	1,028	244
Accrued deferred FICA under the CARES Act	200	137
Accrued regulatory filing fees	189	—
Accrued research and development costs to related party	53	168
Accrued royalties	—	176
Accrued other	1,041	610

Total	$7,732	$2,375

Paycheck Protection Program

On May 2, 2020, the Company obtained an unsecured $1.3 million loan through Bank of America, N.A. under the Paycheck Protection Program (the PPP Loan) pursuant to the Coronavirus Aid, Relief, and Economic Security Act (CARES Act). In November 2020, the Company repaid the full principal amount of the PPP Loan ($1.3 million) and an immaterial amount of accrued interest. Effective December 3, 2020, the U.S. Small Business Administration confirmed the PPP loan had been repaid.

In connection with the CARES Act, the Company has deferred approximately $0.3 million in employer related payroll taxes, of which approximately 75% is expected to be paid during the remainder of 2021, with the remaining 25% expected to be paid in 2022. Deferred taxes under the CARES Act are classified in accrued liabilities and accrued liabilities, net of current portion in the condensed consolidated balance sheets.

4.	Intangible Assets, Net

The following table summarizes the Company’s intangible assets, net as of June 30, 2021 (in thousands, except years):

	Weighted-Average Remaining Contractual Life (in Years)	Gross Carrying Amount	Additions	Accumulated Amortization	Intangible Assets, net
Acquired technologies	10.2	$23,870	$1,250	$(8,723)	$16,397
IPR&D		20,940	—	—	20,940

Total		$44,810	$1,250	$(8,723)	$37,337

The following table summarizes the Company’s intangible assets, net as of December 31, 2020 (in thousands, except years):

	Weighted-Average Remaining Contractual Life (in Years)	Gross Carrying Amount	Accumulated Amortization	Intangible Assets, net
Acquired technologies	11.2	$23,870	$(7,981)	$15,889
IPR&D		20,940	—	20,940

Total		$44,810	$(7,981)	$36,829

Amortization expense for intangible assets is disclosed on the condensed consolidated statements of cash flows.

5.	Fair Value Measurements

In accordance with the authoritative guidance for financial assets and liabilities measured at fair value on a recurring basis (ASC 820), the Company determines fair value based on the exchange price that would be received for an asset or paid to transfer a liability in an orderly transaction between market participants, and prioritizes the inputs used to measure fair value from market-based assumptions to entity specific assumptions:

Level 1:	Inputs based on quoted market prices for identical assets or liabilities in active markets at the measurement date.

Level 2:

Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or

other inputs that are observable or can be corroborated by observable market data.

Level 3:	Inputs which reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. The inputs are unobservable in the market and significant to the instrument’s valuation.

As of June 30, 2021 and December 31, 2020, the Company had $157.5 million and $83.1 million, respectively, in cash equivalents (Level 1) and no liabilities measured at fair value on a recurring basis as of both June 30, 2021 and December 31, 2020. The Company’s cash equivalents consist of money market funds. Money market funds are valued using quoted prices for identical assets in an active market with sufficient volume and frequency of transactions (Level 1).

6.	Commitments and Contingencies

Intellectual Property Licenses

Lonza

On December 11, 2019, the Company entered into a commercial license agreement with Lonza Sales AG (Lonza) for a fully paid-up license to use Lonza’s GS System with the Company’s non-natural amino acid technology (the 2019 Agreement). This agreement replaces the prior agreements the Company entered into with Lonza for the GS system in 2009 and 2015. The 2019 Agreement, as amended, includes an option to evaluate and sublicense Lonza’s piggyBac Expression Technology Patent Rights with the Company’s technology. Under the 2019 Agreement, the Company paid a license fee of approximately 2.0 million Swiss Francs (or approximately $2.1 million) for the fully paid up license to the GS System and has an option to a license to Lonza’s piggyBac technology with the Company’s non-natural amino acid technology for an additional 1.5 million Swiss Francs (approximately $1.7 million as of December 31, 2020). As of June 30, 2021, the Company had not exercised the option for Lonza’s piggyBac technology and was in discussion with Lonza to extend the evaluation period.

The Scripps Research Institute (TSRI)

In August 2003, the Company entered into a license agreement, with TSRI for the development and commercialization and right to sublicense products using TSRI materials and technology (the TSRI Agreement). Under the TSRI Agreement, the Company is obligated to pay royalties in the low single-digits based on the amount of annual sales for licensed products and sublicensing royalties of licensed products in the low single-digits on annual sublicensing revenues, if any. During the six months ended June 30, 2021 and 2020, the Company paid approximately $1.5 million and $20,000.

Litigation

From time to time, the Company may be involved in various lawsuits, legal proceedings, or claims that arise in the ordinary course of business. Management believes there are no claims or actions pending against the Company as of June 30, 2021 which will have, individually or in the aggregate, a material adverse effect on its business, liquidity, financial position, or results of operations. Litigation, however, is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm the Company’s business.

Indemnification

In accordance with the Company’s amended and restated memorandum and articles of association, the Company has indemnification obligations to its officers and directors for certain events or occurrences, subject to certain limits, while they are serving in such capacity. There have been no claims to date, and the Company has a directors and officers liability insurance policy that may enable it to recover a portion of any amounts paid for future claims.

7.	Leases

The components of lease expense are as follows (in thousands):

	Six Months Ended June 30,
	2021	2020
Operating lease expenses R&D	$1,124	$1,180
Operating lease expenses G&A	213	223

Total operating lease expense(1)	$1,337	$1,403

(1) Includes variable and short-term lease costs which are considered immaterial to the Company’s operating lease costs.

8.	Convertible Preferred Shares and Ordinary Shares

Convertible Preferred Shares

In November 2020, the Company completed a private financing involving the sale by the Company of $100.0 million of newly-issued Series B preferred shares and the sale by the Company’s then majority shareholder, of $100.0 million of its existing shares to an existing investor and new investors (the Series B Financing). In conjunction with the Series B Financing, all previously outstanding ordinary shares (135,936,550), excluding 170,000 shares issued through the Company’s 2016 Equity incentive Plan, were redesignated on a one-for-one basis into Series A preferred shares. Concurrent with the closing of the Company’s IPO, the Preferred Shares were automatically converted into 193,511,558 ordinary shares.

Ordinary Shares

As described in Note 1 – Description of Business and Basis of Presentation, the Company completed an IPO of 7,000,000 ADS shares (49,000,000 ordinary shares). Each ADS represents seven ordinary shares.

Amended and Restated Memorandum of Association

Concurrent with the closing of the IPO, the Company amended and restated its memorandum of association which authorizes the issuance of 500,000,000 ordinary shares and 100,000,000 of such class or classes (however designated) of shares as the Company’s board of directors may determine (the Undesignated Shares). As of June 30, 2021, the Company has no issued or outstanding Undesignated Shares.

9.	Revenue

During the six months ended June 30, 2021 and 2020, the Company recognized revenue over time under each of its research and development agreements (R&D Agreements) as its performance obligations were satisfied. Variable consideration, such as development and regulatory milestones previously constrained is recognized to the extent a significant revenue reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

Revenue recognized for the six months ended June 30, 2021 and 2020, was earned under the Company’s R&D Agreements and is summarized below based on the nature of payment type (in thousands):

Timing of Transfer of Goods or Services	License Fees	Reimbursements	Milestones	R&D Services	Total
Over time
2021	$3,390	$733	$—	$1,009	$5,132
2020	$4,959	$224	$—	$1,297	$6,480

Remaining Performance Obligations and Deferred Revenue

As of June 30, 2021 and December 31, 2020, unsatisfied remaining performance obligations for minimum full-time equivalent (FTE) services expected to be provided over the next two to three years under the Company’s R&D Agreements totaled $1.8 million and $2.3 million, respectively.

R&D Agreements

Zhejiang Medicine Co. Ltd. (ZMC)

In June 2013, the Company entered into a co-development and license agreement with Zhejiang Medicine Co. Ltd. to develop and commercialize ARX788, (the ZMC Agreement). In March 2019, the ZMC Agreement was transferred to NovoCodex Biopharmaceutical Ltd (NovoCodex), a subsidiary of ZMC. Under the ZMC Agreement, both companies will continue the development of ARX788. ZMC is responsible, at its sole expense, for making commercially reasonable efforts to develop, obtain regulatory approval for and commercialize the licensed products in China and fund the development of the product in Australia or other jurisdictions approved by a joint steering committee through Phase 1 clinical trials. ZMC will receive commercial rights in China while Ambrx retains commercial rights outside of China and will receive low double-digit tiered royalties on sales of the product in China.

Under the terms of the ZMC Agreement, as amended, ZMC received an exclusive right and license for the prevention, and treatment of human diseases and conditions associated with αHer2 with the right to grant sublicenses under Ambrx existing patents and know how. Under the agreement the Company is entitled to receive tiered royalties based on aggregate net sales of ARX788 in the People’s Republic of China (PRC). In addition, the Company is obligated to pay ZMC a percentage range of any sublicensing profit that it may receive outside the PRC, or a percentage range on any net sales the Company may receive from sales of ARX788 outside the PRC.

BeiGene Ltd. (BeiGene)

In March 2019, the Company entered into a collaboration and exclusive license agreement with BeiGene for the development and commercialization of next-generation biologics drugs (the BeiGene Agreement) and received an upfront license payment to fund the initial discovery and research activities of $10.0 million. Under the terms of the BeiGene Agreement, BeiGene will have worldwide rights to develop and commercialize any drug products resulting from the collaboration. BeiGene may terminate the BeiGene Agreement upon three months’ written notice. The Company or BeiGene may terminate the BeiGene Agreement for cause for safety reasons or upon other party’s material breach that remains uncured after receipt of notice thereof, or upon certain bankruptcy or insolvency proceedings. The Company may also terminate the BeiGene Agreement for cause due to BeiGene’s failure to use commercially reasonable efforts in the development and commercialization of products.

The Company is eligible to receive payments for R&D services performed by its employees based on the annual rate per FTE defined in the agreement, for a minimum of two and up to 25 FTEs. BeiGene will reimburse third-party costs incurred by the Company as agreed to per the BeiGene Agreement. The Company is also eligible to receive additional upfront payments if BeiGene elects to initiate additional programs and milestone payments upon achievement of certain potential development, regulatory, and sales-based milestones for all programs. The Company is also entitled to receive tiered royalties on a product-by-product basis on aggregate worldwide net sales of each product.

At inception and through June 30, 2021, the license to the Company’s intellectual property and R&D services performed by the Company are combined as a single performance obligation. Accordingly, the Company recognizes revenue for the transaction price based upon efforts or inputs to satisfy its performance obligation relative to the total expected inputs. Due to the uncertainty in the achievement of the development and regulatory milestones, the variable consideration associated with these future milestone payments has been fully constrained (excluded) from the transaction price until such time that the Company concludes that it is probable that a significant reversal of previously recognized revenue will not occur. These estimates are re-assessed at each reporting period.

NovoCodex Biopharmaceuticals Ltd. (NovoCodex)

In October 2019, the Company entered into a co-development and commercialization agreement with NovoCodex, a majority owned company of ZMC to develop and commercialize Ambrx’s internally developed site-specific ADCs (the NovoCodex Agreement), and received an upfront, non-refundable, and non-creditable payment of $2.0 million. The license to the Company’s intellectual property and R&D services performed by the Company until the initial manufacturing run or technology transfer are combined as a single performance obligation. R&D services performed after the initial manufacturing run or technology transfer are considered to represent a separate performance obligation. NovoCodex may terminate the NovoCodex Agreement upon six months’ written notice. The Company or NovoCodex may terminate the NovoCodex Agreement for cause for safety reasons or upon other party’s material breach that remains uncured after receipt of notice thereof, or upon certain bankruptcy or insolvency proceedings. The Company may also terminate the NovoCodex Agreement for cause due to NovoCodex’s failure to use commercially reasonable efforts in the development and commercialization of products.

Under the terms of the NovoCodex Agreement, NovoCodex is responsible for developing and commercializing ARX305 in China while Ambrx is responsible for developing and commercializing ARX305 outside of China. NovoCodex will fund global development activities through the end of Phase 1 clinical trials. The Company is eligible to receive payments for R&D services for a minimum of one FTE based on the annual rate defined in the agreement. The Company is eligible to receive milestone payments upon achievement of certain clinical development milestone. The Company is also eligible to receive tiered royalties on a product-by-product basis on aggregate worldwide net sales of each product. NovoCodex is also eligible to share in a portion of ARX305 product sales outside of China. In the event the Company transfers or licenses the Phase 1 clinical data to a third party, NovoCodex is entitled to royalties on aggregate net sales of ARX305 outside of China.

At inception and through June 30, 2021, the Company has identified two performance obligations for all promises under the NovoCodex Agreement. Accordingly, the Company recognizes revenue for the transaction price based upon efforts or inputs to satisfy its performance obligations relative to the total expected inputs. Due to the uncertainty in the achievement of the development milestones, the variable consideration associated with these future milestone payments has been fully constrained (excluded) from the transaction price until such time that the Company concludes that it is probable that a significant reversal of previously recognized revenue will not occur. These estimates are re-assessed at each reporting period.

Sino Biopharmaceutical Co., Ltd. (Sino Biopharma)

In January 2020, the Company entered into a co-development and license agreement with Sino Biopharma pursuant to which the Company (i) assigned to Sino Biopharma existing and future patent rights in the People’s Republic of China ((inclusive of Hong Kong, Macau and Taiwan) the Sino Territory) to ARX822 and ARX102 (each a preclinical compound) and (ii) granted exclusive rights and licenses in the Sino Territory to develop and manufacture ARX822 and ARX102 (the Sino Agreement). Sino Biopharma is solely responsible, at its own expense, for marketing, selling, offering for sale, distributing, promoting and otherwise commercializing the products in the Sino Territory. Sino Biopharma shall use commercially reasonable efforts to obtain regulatory approval for and commercialize each product. Sino Biopharma may terminate the Sino Agreement upon six months’ written notice.

Under the terms of Sino Agreement, the Company received an upfront payment of $10.0 million, which was initially subject to refund by the Company to Sino Biopharma for nonperformance; however, as of December 31, 2020, the upfront payment is no longer subject to refund. Sino Biopharma is solely responsible for costs associated with the IND enabling activities and for providing the Company with study drug for up to 100 patients enrolled in a Phase 1 clinical trial for each ARX822 and ARX102, if any. The Company is also eligible to receive milestone payments upon achievement of certain potential development and regulatory milestones for each program. The Company is also entitled to receive tiered royalties on a product-by-product basis on aggregate worldwide net sales of each product. With respect to each licensed product, the royalty term will terminate 12 years after the first commercial sale of such licensed product in the PRC.

At inception and through June 30, 2021, the Company has identified one performance obligation per each preclinical compound for all promises under the agreement. Accordingly, the Company recognizes revenue for the transaction price based upon efforts or inputs to satisfy its performance obligations relative to the total expected inputs. Due to the uncertainty in the achievement of the development and regulatory milestones, the variable consideration associated with these future milestone payments has been fully constrained (excluded) from the transaction price until such time that the Company concludes that it is probable that a significant reversal of previously recognized revenue will not occur. These estimates are re-assessed at each reporting period.

Under the Sino Agreement, Sino Biopharma is solely responsible for providing the Company with study drug for the treatment of up to 100 patients, if any, enrolled in a Phase 1 clinical trial for each ARX822 and ARX102, which the Company considers to be noncash consideration. At inception of the agreement, the Company estimated the fair value of noncash consideration. Subsequent changes in the fair value of the noncash consideration, other than those attributable to a change in the form of the noncash consideration, are considered variable consideration and are included in the transaction price. Noncash consideration will be added to in the transaction price to the extent a significant revenue reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the noncash consideration is subsequently resolved. Receipt of the study drug is not considered probable of being achieved until enrollment of either or both Phase 1 clinical trials for ARX822 and ARX102 commences. Any such adjustments are recorded on a cumulative catch-up basis in the period of adjustment. As of June 30, 2021, the noncash consideration has not been included in the transaction price.

Contract Balances (in thousands):

	January 1, 2020	December 31, 2020	June 30, 2021
Receivables, included in accounts receivable, net	$843	$428	$746
Contract assets, included in prepaid expenses and other current assets	—	98	257
Contract liabilities included in deferred revenue, current and deferred revenue net of current portion	$11,011	$9,731	$6,071

During the six months ended June 30, 2021 and 2020, the Company did not recognize revenue from performance obligations satisfied (or partially satisfied) in previous periods. Contract assets (amounts unbilled) at the end of the reporting period, if any, are transferred to accounts receivables, net when the rights of receipt become unconditional.

The following table summarizes unrecognized contract liabilities (remaining performance obligations) to be satisfied over the next one to three years, which are primarily related to (i) the combined performance obligation for the transfer of Company’s license and R&D services and (ii) conducting R&D activities which are a separate performance obligation in the Company’s contracts pursuant to research plans under the agreements (in thousands):

	June 30, 2021	December 31, 2020
Beginning balance	$9,731	$11,011
Upfront fees:
License fees	—	10,000
Recognized as revenue:
License fees	(3,406)	(10,992)
Reimbursements	(254)	(288)

Ending balance	$6,071	$9,731

10.	Share-Based Compensation

2016 Equity Incentive Plan

The Company granted awards under the 2016 Plan until June 2021. The terms of the 2016 Plan provided for the grant of incentive share options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the Code), to the Company’s employees and any parent and subsidiary corporations’ employees, and for the grant of nonstatutory options and restricted shares to the Company’s employees, directors and consultants, and the Company’s parent and subsidiary corporations’ employees and consultants. The board of directors had the authority to approve the employees and other service providers to whom equity awards were granted and had the authority to determine the terms of each award, subject to the terms of the 2016 Plan, including (i) the number of shares of ordinary shares subject to the award; (ii) when the award became exercisable; (iii) the option or share appreciation right exercise price, which needed to be at least 100% of the fair market value of the ordinary shares as of the date of grant; and (iv) the duration of the option or share appreciation right (which could not exceed 10 years). Options granted under the 2016 Plan generally are scheduled to vest over four years, subject to continued service, and subject to certain acceleration of vesting provisions, and expire no later than 10 years from the date of grant. In connection with the adoption of the 2021 Plan, the Company terminated the 2016 Plan for future use and provided that no further equity awards are to be granted under the 2016 Plan. All outstanding awards under the 2016 Plan will continue to be governed by their existing terms.

2021 Equity Incentive Plan

In June 2021, the Company’s board of directors adopted and the Company’s shareholders approved a 2021 Equity Incentive Plan (the 2021 Plan), and the 2021 Plan became effective June 17, 2021. The 2021 Plan provides for the issuance of up to 56,094,909, as amended, ordinary shares. The 2021 Plan has an evergreen provision whereby the number of ordinary shares reserved for future issuance will automatically increase on January 1 of each calendar year, starting January 1, 2022 through January 1, 2031, in an amount equal to 5% of the total number of shares of our share capital outstanding on the last day of the calendar month before the date of each automatic increase, or a lesser number of shares determined by the board of directors. The maximum number of ordinary shares that may be issued on the exercise of incentive share options under the 2021 Plan is 200,000,000. Such shares of the Company’s ordinary shares are reserved for issuance to employees, non-employee directors and consultants of the Company. The 2021 Plan provides for the grant of incentive share options, non-incentive share options, and restricted share awards to eligible recipients. Recipients of share options shall be eligible to purchase shares of the Company’s ordinary shares at an exercise price equal to no less than the (estimated) fair market value of such shares on the date of grant. The maximum term of options granted under the Plan is 10 years. Employee option grants generally vest 25% on the first anniversary of the original vesting commencement date, with the balance vesting monthly over the remaining 3 years (Standard Vesting). Share options are generally not exercisable prior to the applicable vesting date, unless otherwise accelerated under the terms of the applicable Plan agreement. Although the 2021 Plan provides for options to be issued with an early exercise provision, no options, to date, have been issued with such a right.

In addition, the shares to be reserved for issuance under the 2021 Plan will also include shares subject to share options or similar awards granted under the 2016 Plan that expire or terminate without having been exercised in full and shares issued pursuant to awards granted under the Company’s 2016 Plan that are forfeited to or repurchased by the Company.

No options were exercised during the six months ended June 30, 2021. During the six months ended June 30, 2020, the number of ordinary shares issued pursuant to option exercises was 3,000, when the fair value of the Company’s ordinary shares was lower than the exercise price and therefore the intrinsic value of options exercised is $0.

2021 Employee Share Purchase Plan

In June 2021, the Company’s board of directors adopted and the shareholders approved the Company’s 2021 Employee Share Purchase Plan (the ESPP), which became effective on June 14, 2021. The ESPP allows eligible employees to purchase the Company’s ordinary shares at a discount through payroll deductions of up to 15% of their eligible compensation, subject to any plan limitations. Initially 3,000,000, ordinary shares have been reserved for issuance under the ESPP. The ESPP has an evergreen provision whereby the number of ordinary shares reserved for future issuance will automatically increase on January 1 of each calendar year, starting January 1, 2022 through January 1, 2031, in an amount equal to 5% of the total number of shares of our share capital outstanding on the last day of the calendar month before the date of each automatic increase, or a lesser number of shares determined by the board of directors. The offering periods generally start on December 16 and June 16 of each year and end on December 15 and June 15, respectively, approximately twenty-four months later, with each offering containing four separate six month purchase periods. The administrator may, in its discretion, modify the terms of future offerings and purchase periods. The first offering started on the Company’s IPO date and will end on June 15, 2023.

Ordinary Share Valuation

Prior to completion of the IPO, as there was no public market for the Company’s ordinary shares, the estimated fair value of the Company’s ordinary shares was historically determined by the board of directors as of the date of each option grant, with input from management, considering the most recently available third-party valuation of the Company’s ordinary shares and the board of directors’ assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent third-party valuation through the date of the grant.

These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held Company Equity Securities Issued as Compensation (Practice Aid). The Practice Aid identifies various available methods for allocating the enterprise value across classes of series of capital shares in determining the fair value of the Company’s ordinary shares at each valuation date.

After completion of the IPO, the Company’s board of directors determines the fair market value of the ordinary shares based on the closing price of the ADS shares as reported on the date of grant on the primary share exchange on which the Company’s ADS shares are traded and as converted to the ordinary share price equivalent on the date of grant. Future expense amounts for any particular period could be affected by changes in assumptions or market conditions.

2021 Option Grants

The following table summarizes options granted by the Company’s board of directors during the six months ended June 30, 2021.

			Standard Vesting with Acceleration upon(1)
Exercise Price per Share	Immediate	Standard Vesting	IPO	Regulatory Milestone	Total
$1.22	618,652	50,000	—	—	668,652
$1.28	—	5,599,726	—	500,000	6,099,726
$1.83	—	1,490,000	330,000	—	1,820,000

	618,652	7,139,726	330,000	500,000	8,588,378

(1)

These awards are subject to the Company’s Standard Vesting requirements; however, vesting will be accelerated in certain situations. These awards are considered service awards and are expensed over the requisite service period.

On June 17, 2021, upon the closing of the Company’s IPO, vesting of options to purchase 7.7 million ordinary shares became fully vested under the original vesting terms, which resulted in $6.4 million share-based compensation expense being recognized in the Company’s condensed consolidated statements of operations and comprehensive loss during the six month period ended June 30, 2021.

The following tables summarizes option activity for the six months ended June 30, 2021:

	Total Options	Weighted- Average Exercise Price-
Balance at January 1, 2021	28,377,520	$1.26
Granted	8,588,378	$1.39
Cancelled	(5,469,051)	$1.23
Exercised	—	—

Balance at June 30, 2021	31,496,847	$1.30

The Company recorded share-based compensation expense as follows (in thousands):

	Six Months Ended June 30,
	2021	2020
Research and development	$6,965	$365
General and administrative	1,997	197

Total	$8,962	$562

11.	Related Party Transactions

In the ordinary course of business, the Company has related party transactions with affiliates of a noncontrolling shareholder.

The following table presents the Company’s activities with affiliates of the noncontrolling shareholders (in thousands):

	June 30, 2021	December 31, 2020
Balances:
Prepaid R&D expenses	$46	$11
Accounts payable	3	118
Accrued liabilities	53	168

	Six Months Ended June 30,
	2021	2020
Year-to-date activity:
Amounts paid	$127	$384
R&D expenses recognized	83	101